Mail Stop 4561

      							February 15, 2006

Via U.S. Mail and Fax (612) 758-5201
Mr. Charles M. Osborne
Chief Financial Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, MN 55402-3232

	RE:	Fair Isaac Corporation
      Form 10-K for the fiscal year ended September 30, 2005
		Filed December 14, 2005
		File No. 1-11689

Dear Mr. Osborne:

      We have reviewed the above referenced filing and have the following comment. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 19. Contingencies, page 92

1. For each of the identified matters, please clarify to us your assessment of the matter in accordance with SFAS 5. If it is reasonably possible that a loss has been incurred, clarify what consideration you gave to the disclosure requirements of paragraph 10 of SFAS 5.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

							Sincerely,



							Linda van Doorn
							Senior Assistant Chief
Accountant
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Mr. Charles M. Osborne
Fair Isaac Corporation
February 15, 2006
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